UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on May 2, 2019.

2.             Press release issued by ABB Ltd dated May 2, 2019, titled “ABB shareholders approve all proposals at Annual General Meeting”.

2

ABB Ltd

Traktanden und Beschlüsse

AGENDA AND RESOLUTIONS

der Generalversammlung der Aktionärinnen und Aktionäre

from the Annual General Meeting of Shareholders

vom 2. Mai 2019, 10:00 Uhr

held on May 2, 2019, 10:00 a.m.

in der Messe Zürich Halle, Zürich Oerlikon, Schweiz

in the Messe Zurich Hall, Zurich Oerlikon, Switzerland

___________________________________________________________________________

1.    Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2018

1.    Approval of the management report, the consolidated financial statements, and the annual financial statements for 2018

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die
Jahresrechnung 2018 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2018 with the following result:

Vertretene Stimmen: Votes represented:	1’284’308’958
Absolutes Mehr: Absolute majority:	642’154’480
98.79%	Ja / Yes	1’268’786’501	Stimmen / votes
0.58%	Nein / No	7’461’302	Stimmen / votes
0.63%	Enthaltung / Abstention	8’061’155	Stimmen / votes

ABB Ltd, Annual General Meeting 2019/Short Minutes

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2.    Konsultativabstimmung über den Vergütungsbericht 2018

2.    Consultative vote on the 2018 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2018 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2018 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:	1’284’313’773
Absolutes Mehr: Absolute majority:	642’156’887
83.68%	Ja / Yes	1’074’753’658	Stimmen / votes
14.88%	Nein / No	191’163’531	Stimmen / votes
1.44%	Enthaltung / Abstention	18’396’584	Stimmen / votes

3.    Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.    Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der
Geschäftsführung betrauten Personen für das Geschäftsjahr 2018 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2018 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:	1’282’703’574
Absolutes Mehr: Absolute majority:	641’351’788
94.24%	Ja / Yes	1’208’845’190	Stimmen / votes
4.61%	Nein / No	59’192’289	Stimmen / votes
1.15%	Enthaltung / Abstention	14’666’095	Stimmen / votes

ABB AGM 2019 Short Minutes

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4.    Verwendung des Bilanzgewinns

4.    Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 8’014’583’471 eine Dividende von CHF 0.80 brutto je Namenaktie auszuschütten (maximal CHF 1’734’518’611.20) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 8,014,583,471) in the amount of CHF 0.80 gross per registered share (maximum total amount CHF 1,734,518,611.20) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:	1’284’305’958
Absolutes Mehr: Absolute majority:	642’152’980
99.76%	Ja / Yes	1’281’298’296	Stimmen / votes
0.06%	Nein / No	881’977	Stimmen / votes
0.18%	Enthaltung / Abstention	2’125’685	Stimmen / votes

ABB AGM 2019 Short Minutes

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5.    Erneuerung des genehmigten Aktienkapitals

5.    Renewal of the authorized share capital

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors das genehmigte Aktienkapital der ABB Ltd im Betrag von höchstens CHF 24’000’000 zu erneuern, wodurch die Ausgabe von höchstens 200’000’000 Aktien im Nennwert von je CHF 0.12 bis zum 2. Mai 2021 ermöglicht wird, durch Änderung der Statuten durch einen neuen Artikel 4ter Abs. 1 mit folgendem Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 24,000,000, enabling the issuance of up to 200,000,000 registered shares with a nominal value of CHF 0.12 each by no later than May 2, 2021, by amending article 4ter para. 1 of the Articles of Incorporation as follows (the proposed amendments are underlined):

Artikel 4ter Abs. 1

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 2. Mai 2021 das Aktienkapital im Maximalbetrag von CHF 24’000’000 durch Ausgabe von höchstens 200’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.12 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

Article 4ter para. 1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 24,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.12 per share by not later than May 2, 2021. Increases in partial amounts shall be permitted.

Vertretene Stimmen: Votes represented:	1’284’297’910
2/3-Mehr: 2/3 majority:	856’198’607
96.58%	Ja / Yes	1’240’496’386	Stimmen / votes
3.21%	Nein / No	41’284’596	Stimmen / votes
0.21%	Enthaltung / Abstention	2’516’928	Stimmen / votes

ABB AGM 2019 Short Minutes

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6.1. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2019 bis zur Generalversammlung 2020

6.1. Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2019 Annual General Meeting to the 2020 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2019 bis zur Generalversammlung 2020 im Betrag von CHF 4’700’000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2019 Annual General Meeting to the 2020 Annual General Meeting in the amount of CHF 4,700,000.

Vertretene Stimmen: Votes represented:	1’284’293’457
Absolutes Mehr: Absolute majority:	642’146’729
98.06%	Ja / Yes	1’259’496’023	Stimmen / votes
1.39%	Nein / No	17’909’223	Stimmen / votes
0.55%	Enthaltung / Abstention	6’888’211	Stimmen / votes

6.2. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2020

6.2. Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2020

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2020 im Betrag von CHF 55’500’000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2020 in the amount of CHF 55,500,000.

Vertretene Stimmen: Votes represented:	1’284’291’417
Absolutes Mehr: Absolute majority:	642’145’709
90.59%	Ja / Yes	1’163’492’763	Stimmen / votes
8.81%	Nein / No	113’157’664	Stimmen / votes
0.60%	Enthaltung / Abstention	7’640’990	Stimmen / votes

ABB AGM 2019 Short Minutes

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7.    Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

7.    Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer bis zum Abschluss der Generalversammlung 2020:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a term of office until completion of the Annual General Meeting 2020:

•                          Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
90.34%	Ja / Yes	1’160’330’741	Stimmen / votes
9.42%	Nein / No	121’028’008	Stimmen / votes
0.24%	Enthaltung / Abstention	2’926’552	Stimmen / votes

•                          Gunnar Brock, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
94.08%	Ja / Yes	1’208’262’121	Stimmen / votes
5.69%	Nein / No	73’085’318	Stimmen / votes
0.23%	Enthaltung / Abstention	2’937’862	Stimmen / votes

•                          David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
93.30%	Ja / Yes	1’198’358’485	Stimmen / votes
6.46%	Nein / No	82’971’914	Stimmen / votes
0.24%	Enthaltung / Abstention	2’954’902	Stimmen / votes

ABB AGM 2019 Short Minutes

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•                          Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
92.79%	Ja / Yes	1’191’752’653	Stimmen / votes
6.97%	Nein / No	89’573’218	Stimmen / votes
0.24%	Enthaltung / Abstention	2’959’430	Stimmen / votes

•                          Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
93.78%	Ja / Yes	1’204’512’132	Stimmen / votes
5.99%	Nein / No	77’020’448	Stimmen / votes
0.23%	Enthaltung / Abstention	2’752’721	Stimmen / votes

•                          Jennifer Xin-Zhe Li, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
89.96%	Ja / Yes	1’155’381’535	Stimmen / votes
9.82%	Nein / No	126’238’726	Stimmen / votes
0.22%	Enthaltung / Abstention	2’665’040	Stimmen / votes

ABB AGM 2019 Short Minutes

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•                          Geraldine Matchett, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
97.36%	Ja / Yes	1’250’495’025	Stimmen / votes
2.39%	Nein / No	30’777’030	Stimmen / votes
0.25%	Enthaltung / Abstention	3’013’246	Stimmen / votes

•                          David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
96.98%	Ja / Yes	1’245’596’010	Stimmen / votes
2.76%	Nein / No	35’510’702	Stimmen / votes
0.26%	Enthaltung / Abstention	3’178’589	Stimmen / votes

•                          Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
96.97%	Ja / Yes	1’245’403’137	Stimmen / votes
2.78%	Nein / No	35’721’793	Stimmen / votes
0.25%	Enthaltung / Abstention	3’160’371	Stimmen / votes

ABB AGM 2019 Short Minutes

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•                          Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
96.01%	Ja / Yes	1’233’116’555	Stimmen / votes
3.77%	Nein / No	48’449’419	Stimmen / votes
0.22%	Enthaltung / Abstention	2’719’327	Stimmen / votes

•                          Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:	1’284’285’301
Absolutes Mehr: Absolute majority:	642’142’651
90.13%	Ja / Yes	1’157’576’799	Stimmen / votes
9.56%	Nein / No	122’851’904	Stimmen / votes
0.31%	Enthaltung / Abstention	3’856’598	Stimmen / votes

ABB AGM 2019 Short Minutes

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8.    Wahlen in den Vergütungsausschuss

8.    Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer bis zum Abschluss der Generalversammlung 2020:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a term of office until completion of the Annual General Meeting 2020:

•                          David Constable

Vertretene Stimmen: Votes represented:	1’284’275’671
Absolutes Mehr: Absolute majority:	642’137’836
95.39%	Ja / Yes	1’225’099’237	Stimmen / votes
4.18%	Nein / No	53’739’955	Stimmen / votes
0.43%	Enthaltung / Abstention	5’436’479	Stimmen / votes

•                          Frederico Fleury Curado

Vertretene Stimmen: Votes represented:	1’284’275’671
Absolutes Mehr: Absolute majority:	642’137’836
92.40%	Ja / Yes	1’186’684’793	Stimmen / votes
7.11%	Nein / No	91’426’006	Stimmen / votes
0.49%	Enthaltung / Abstention	6’164’872	Stimmen / votes

•                          Jennifer Xin-Zhe Li

Vertretene Stimmen: Votes represented:	1’284’274’671
Absolutes Mehr: Absolute majority:	642’137’336
98.46%	Ja / Yes	1’264’569’004	Stimmen / votes
1.11%	Nein / No	14’360’617	Stimmen / votes
0.43%	Enthaltung / Abstention	5’345’050	Stimmen / votes

ABB AGM 2019 Short Minutes

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9.    Wahl des unabhängigen Stimmrechtsvertreters

9.    Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer bis zum Abschluss der ordentlichen Generalversammlung 2020:

The Annual General Meeting elects, as proposed by the Board of Directors, for a term of office until completion of the Annual General Meeting 2020:

•                          Dr. Hans Zehnder, Bahnhofplatz 1, 5400 Baden, Switzerland

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:	1’284’224’566
Absolutes Mehr: Absolute majority:	642’112’284
99.62%	Ja / Yes	1’279’380’263	Stimmen / votes
0.09%	Nein / No	1’281’836	Stimmen / votes
0.29%	Enthaltung / Abstention	3’562’467	Stimmen / votes

10.  Wahl der Revisionsstelle

10.  Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates KPMG AG, Zürich, als Revisionsstelle für das Geschäftsjahr 2019.

The Annual General Meeting elects, as proposed by the Board of Directors, KPMG AG, Zurich, as the auditors for financial year 2019.

Vertretene Stimmen: Votes represented:	1’284’218’958
Absolutes Mehr: Absolute majority:	642’109’480
99.60%	Ja / Yes	1’279’135’196	Stimmen / votes
0.18%	Nein / No	2’386’244	Stimmen / votes
0.22%	Enthaltung / Abstention	2’697’518	Stimmen / votes

ABB AGM 2019 Short Minutes

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Zürich, 2. Mai 2019

Für das Protokoll:

For the minutes:

Peter Voser	Diane de Saint Victor
Verwaltungsratspräsident Chairman of the Board of Directors	Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrates General Counsel and Secretary to the Board of Directors

ABB AGM 2019 Short Minutes

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ZURICH, SWITZERLAND, MAY 2, 2019

ABB shareholders approve all proposals at Annual General Meeting

–              Re-election of Chairman and all Board members

–              Tenth consecutive dividend increase approved

–              Board and EC compensation approved

The shareholders re-elected Peter Voser as member and Chairman of the Board. Jacob Wallenberg, Matti Alahuhta, Gunnar Brock, David Constable, Frederico Fleury Curado, Lars Förberg, Jennifer Xin-Zhe Li, Geraldine Matchett, David Meline and Satish Pai were re-elected for another term.

The shareholders supported a tenth consecutive dividend increase to CHF 0.80 per share, up from CHF 0.78 last year. The dividend payment in Switzerland is planned for May 8, 2019. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2018.

Furthermore, shareholders approved in a binding vote the maximum aggregate compensation of the Board of Directors for the 2019–2020 term of office and of the Executive Committee for the 2020 financial year. In addition, in a non-binding vote the shareholders voted in favor of the compensation report for 2018. Shareholders also approved the renewal of authorized share capital.

A total of 767 shareholders attended the Annual General Meeting, representing 79.86 percent of the total share capital with a right to vote.

The final results of the Annual General Meeting will be published on www.abb.com later today.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader with a comprehensive offering for digital industries. With a history of innovation spanning more than 130 years, ABB is today a leader in digital industries with four customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by its common ABB Ability™ digital platform. ABB’s market leading Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 147,000 employees. www.abb.com

—
For more information, please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 3, 2019.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: May 3, 2019.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance